

07004034

SECU[illegible] [illegible]SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 30083

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER, WICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

City Centre One Bldg, Suite 700
(No. and Street)

Youngstown (City) Ohio (State) 44503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Cavalier 330 744-4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek & Company LLC
(Name – *if individual, state last, first, middle name*)

5900 Landerbrook Drive, Suite 205 Cleveland, Ohio 44124-4085
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Cavalier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler, Wick & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We converted from self-clearing on September 25, 2006 to fully disclosed and no longer carry customer accounts.

Signature

Chariman, President & CEO

Title

Notary Public

FRANKLIN S. BENNETT, JR., Attorney at Law
Notary Public—State of Ohio
My Commission Has No Expiration Date
Sec. 147.05 R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENT
December 31, 2006

Filed Pursuant to 17a-5(e)(3) as a Public Document

BUTLER, WICK & CO., INC.
Youngstown, Ohio

FINANCIAL STATEMENT
December 31, 2006

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Butler, Wick & Co., Inc.
Youngstown, Ohio

We have audited the accompanying balance sheet of Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp., as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in Notes 3 and 8, the Company changed to an introducing broker, from its previous operation as a clearing broker.

Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio
February 26, 2007

BUTLER, WICK & CO., INC.
BALANCE SHEET
December 31, 2006

	2006
ASSETS	
Cash and cash equivalents	$ 1,153,944
Deposits with clearing organizations	535,928
Receivable from brokers and dealers	1,410,151
Receivable from related parties	482,964
Securities owned - marketable	10,227,100
Furniture, equipment and leasehold improvements - net	644,689
Deferred income taxes	8,401
Other assets	1,597,148
Total assets	$ 16,060,325
LIABILITIES	
Short-term borrowings	$ 902,038
Securities sold, not yet purchased	703,700
Payable to related parties	18,155
Accrued compensation and profit-sharing contribution	1,576,203
Accounts payable, accrued expenses and other liabilities	767,817
Total liabilities	3,967,913
STOCKHOLDER'S EQUITY	
Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding	1,856,069
Additional paid-in capital	4,555,952
Retained earnings	5,680,391
Total stockholder's equity	12,092,412
Total liabilities and stockholder's equity	$ 16,060,325

See accompanying notes to financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Butler, Wick & Co., Inc. (the "Company"), a wholly-owned subsidiary of Butler Wick Corp. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange and the NASD. The Company primarily operates in northeastern Ohio and western Pennsylvania. The Parent is a wholly-owned subsidiary of United Community Financial Corp. ("United Community").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: To prepare financial statement in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statement and the disclosures provided, and future results could differ.

Cash Flows: Cash and cash equivalents include cash and highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities-Lending Activities: Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Furniture, Equipment and Leasehold Improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed under the straight-line and accelerated methods using an estimated useful life of three to ten years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Parent and its wholly-owned subsidiaries are included in the consolidated tax return of United Community. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statement.

Restrictions on Cash: At year end 2006, cash of $40,000 has been segregated in a special reserve bank account for the benefit of customers. At December 31, 2006 the Company is required to maintain cash of at least $250,000 on deposit at the Company's clearing firm.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers in margin accounts are held as collateral for receivables. Such collateral is not reflected in the financial statement. In 2006, the Company began introducing customer transactions to a clearing firm on a fully disclosed basis. At December 31, 2006, receivable from and payable to customers are carried by the clearing firm.

NOTE 4 – RECEIVABLE FROM BROKERS AND DEALERS

Amounts receivable from broker-dealers at December 31, 2006 consisted of $1,410,151 receivable from the Company's fully disclosed clearing firm.

(Continued)

NOTE 5 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at quoted market values, as detailed below at December 31:

	2006	
	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 1,295,618	$ 423,700
State and municipal obligations	8,606,249	
Corporate bonds, debentures, and notes	257,993	280,000
Corporate stocks	67,240	
	$ 10,227,100	$ 703,700

As of year end 2006, the Company maintains a margin account at its clearing firm. All securities owned are pledged against any margin borrowings.

NOTE 6 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2006
Furniture and equipment	$ 3,862,387
Leasehold improvements	702,184
Total furniture, equipment and leasehold improvements	4,564,571
Less accumulated depreciation and amortization	(3,919,882)
Net furniture, equipment and leasehold improvements	$ 644,689

(Continued)

NOTE 6 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Continued)

Aggregate commitments under operating leases for office space with original or remaining non-cancelable terms in excess of one year at December 31, 2006 are as follows:

Year Ending December 31,	
2007	$ 984,567
2008	806,593
2009	653,526
2010	565,767
2011	334,764
Thereafter	629,384
Total minimum lease payments	$ 3,974,601

NOTE 7 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2006, included $902,038 borrowed on margin from the Company's clearing firm. The interest rate on this borrowing was 6.25% at December 31, 2006. The Company's margin account is fully collateralized by marketable securities owned by the Company and held by the clearing firm. The margin account can be repaid at any time.

NOTE 8 – FULLY DISCLOSED CLEARING AGREEMENT

In 2006, the Company entered into a fully disclosed clearing agreement with First Clearing Corp. (FCC) whereby customer accounts are cleared and carried by FCC. The agreement calls for the Company to maintain a deposit balance in an account maintained by FCC. The deposit amount, according to the original agreement, was $250,000 subject to increases based upon the volume and nature of transactions. At December 31, 2006, the Company had $250,928 in cash on deposit to satisfy this requirement. The original contract period was for three years from the date of commencement and is automatically renewable for one-year periods thereafter, unless written notice of termination is given by either party.

In the normal course of its business and under standard contract terms included in the correspondent agreement with the clearing broker, the company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although, such margin accounts had a balance of $15,779,612 at December 31, 2006, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Based on historical experience, the Company believes that it is unlikely it will have to make payments under this indemnity. Accordingly, the Company has not recorded any obligation in its financial statement for this indemnity.

(Continued)

NOTE 9 – PROFIT-SHARING PLAN

The Company contributes to a profit-sharing plan for the benefit of employees meeting certain eligibility requirements. Under the plan, the Company's contribution is determined annually by the Board of Directors. The Company profit-sharing plan also includes a 401(k) feature. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a partial matching contribution by the Company.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various lawsuits and claims which arise in the normal course of business. Nonetheless, based upon the advice of counsel, management is of the opinion that any liabilities that may result from these lawsuits and claims will not have a material effect.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments at December 31, 2006 were subsequently settled and had no material affect on financial position.

NOTE 11 – RELATED-PARTY TRANSACTIONS

Balances receivable from (payable to) related parties were as follows at December 31:

	2006
Taxes/Other receivable from Butler Wick Corp.	$ 409,782
Receivable from Butler Wick Trust Co.	73,182
Total receivable from related parties	$ 482,964
Payable to Butler Wick Trust Co.	$ (1,000)
Taxes/Other payable to Butler Wick Corp.	(83)
Payable to United Community	(17,072)
Total payable to related parties	$ (18,155)

The Company maintained loans and notes receivable from employees totaling $1,091,223.

(Continued)

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006, Butler Wick had Net Regulatory Capital of $6,804,000 which was $6,554,000 in excess of required minimum net capital. Butler Wick had no aggregate debit items at December 31, 2006.

NOTE 13 – INCOME TAXES

Significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2006
Deferred tax assets:	
Depreciation	$ 10,152
Retention plan expense	113,235
Total deferred tax assets	123,387
Deferred tax liabilities:	
Depreciation	--
Prepaid Expenses	114,986
Total deferred tax liability	114,986
Net deferred tax asset	$ 8,401

NOTE 14 – RETENTION PLAN

In accordance with the merger between the Parent and United Community, United Community established and funded into a Rabbi Trust a $3.7 million retention plan. Participants in the retention plan became fully vested in their benefits prior to January 1, 2006.

Participants in the plan were permitted to select various mutual funds into which participants could direct their investments. Participants were permitted to elect a lump sum distribution at vesting, or a distribution in equal annual installments over a period of time not to exceed five years.

(Continued)

NOTE 14 – RETENTION PLAN (Continued)

To the extent that the participant elected to be paid in installments, his or her account will continue to be credited with investment gains and debited with investment losses until his or her full investment is distributed from the plan. The distribution for the year ended December 31, 2006 represented $531,895. Plan assets amounted to $558,687 at December 31, 2006.

NOTE 15 – DEFERRED COMPENSATION PLAN

Effective January 1, 2006, certain directors and employees of the Company were able to participate in a nonqualified deferred compensation plan of the Parent in the form of a Rabbi Trust. The purpose of this Plan is to provide specified benefits to certain Directors and a select group of management or highly compensated employees who contribute materially to the continued growth, development and future business success of the Company. This plan will be unfunded for tax purposes and for purposes of Title I of ERISA. Starting in 2006, Plan participants are able to defer compensation and invest it in a variety of investment options. The Company did not make matching contributions to the plan during the year. At December 31, 2006, the Parent's balance sheet included assets of the plan totaling $133,545, with a corresponding liability of $142,607 to the plan participants. The assets of this plan are included in other assets on the Parent's balance sheet. The liabilities of this plan are included in Accrued compensation and profit-sharing contribution on the Parent's balance sheet.

END